Roth Capital Partners, LLC

888 San Clemente Drive Suite 400

Newport Beach, California 92660

United States of America

As representative of the prospective underwriters

VIA EDGAR

May 8, 2019

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. David Gessert
Ms. Pam Long
Ms. Michelle Miller
Mr. Marc Thomas

Re:	Jiayin Group Inc. (CIK No. 0001743102) (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-228896)
Registration Statement on Form 8-A (Registration No. 001-38806)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 5:00 p.m., Eastern Standard Time on May 9, 2019, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between May 6, 2019 and the date hereof, copies of the Company’s Preliminary Prospectus dated May 6, 2019 were distributed as follows: approximately 255 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Roth Capital Partners, LLC

As representative of the prospective underwriters

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

[Underwriter’s Acceleration Request]